Exhibit 99.1

Intchains Group Limited Reports Fourth Quarter and Full Year 2025 Financial Results

●	Completes Acquisition and Launches Goldshell Stake Proof-of-Stake Platform to Advance Cryptocurrency Staking Business
●	2026 Business Strategy Focused on: Sale of Altcoin Mining Machines, Investing in New Products, Improve Profitability by Leveraging Cost Saving Initiatives, and Continue ETH Accumulation and Dual-Platform ETH Staking
●	Integrated Web3 Ecosystem and Technology Stack Platform, Well Positions Intchains to Capture Long-Term Crypto Growth Despite Short-Term Market Volatility

Singapore – February 26, 2026 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company focuses on the development of altcoin mining products, the strategic acquisition, holding, and staking of Ethereum-based cryptocurrencies, and the delivery of Web3 infrastructure services through the operation of a Proof-of-Stake cryptocurrency staking platform, today announced its unaudited financial results for the fourth quarter (“Q4 2025”) and full year (“FY 2025”) ended December 31, 2025.

Q4 2025 Financial Highlights

●	Revenue: Revenue was RMB36.1 million (US$5.2 million), compared to RMB74.2 million for the same period of 2024.
●	Loss from Operations: Loss from operations was RMB83.7 million (US$12.0 million), compared to RMB36.8 million for the same period of 2024.
●	Change in fair value of cryptocurrencies: The change in fair value of cryptocurrencies was a loss of RMB74.4 million (US$10.6 million) during Q4 2025, compared to a gain of RMB29.2 million for the same period in 2024.
●	Net Income/(Loss): Net loss was RMB130.7 million (US$18.7 million), compared to net income of RMB12.8 million for the same period in 2024.
●	Non-GAAP Adjusted Net Income/(Loss): Non-GAAP adjusted net loss was RMB128.5 million (US$18.4 million) for Q4 2025 as compared to non-GAAP adjusted net income of RMB14.8 million for the same period of 2024.
●	Cash position: As of December 31, 2025, the Company had cash and cash equivalents, deposits and government securities listed in short-term and long-term investments, in an aggregate amount of RMB473.8 million (US$67.8 million), compared to RMB541.4 million as of December 31, 2024.

FY 2025 Financial Highlights

●	Revenue: Revenue was RMB220.9 million (US$31.6 million), compared to RMB281.8 million for the same period of 2024.
●	Income/(Loss) from Operations: Loss from operations was RMB104.7 million (US$15.0 million), compared to income from operations of RMB2.9 million for the same period of 2024.
●	Change in fair value of cryptocurrencies: The change in fair value of cryptocurrencies was a gain of RMB4.8 million (US$0.7 million) for FY 2025, compared to a gain of RMB21.3 million for the same period in 2024.
●	Net Income/(Loss): Net loss was RMB52.0 million (US$7.4 million), compared to net income of RMB51.5 million for the same period in 2024.
●	Non-GAAP Adjusted Net Income/(Loss): Non-GAAP adjusted net loss was RMB43.4 million (US$6.2 million), compared to income of RMB60.5 million for the same period in 2024.

rECENT BUSINESS UPDATES & 2026 STRATEGY

-	Core Business Focus: Sale of Altcoin Mining Machines, Cost Optimization and Investment in New Products:

○	In the first half of 2026, Intchains expects to continue to generate revenues from the sale of its existing mining machine series launched in 2025, including ALEO, Dogecoin, XTM, and other altcoin-focused products.
○	During 2025, Intchains incurred approximately RMB77.3 million in research and development expenses, primarily related to the development of new mining machine series and the upgrade of existing models. Building on this investment and additional ones planed for the first half of 2026, the Company plans to introduce new altcoin mining products in the second half of 2026, with additional details to be announced in due course.
○	In 2026, the Company will focus on margin improvement through cost optimization efforts. Following the disposal of certain assets related to a non-core chip related business and associated assets in January 2026, the Company has implemented several cost-management initiatives to enhance overall operating efficiency, optimize headcount and create a leaner corporate structure. These measures are designed to focus resources on core R&D efforts and drive further margin expansion.

-	ETH Accumulation and Treasury Holding:

○	In 2026, Intchains intends to continue a prudent ETH accumulation strategy to pursue selective, value-driven purchases when market conditions are favorable, gradually increasing its ETH treasury holding over time.
○	As of December 31, 2025, the fair value of our cryptocurrency assets other than stablecoins such as USDT and USDC was RMB187.6 million (US$26.8 million), which includes approximately 8,826 ETH-based cryptocurrencies, valued at RMB186.7 million. In 2026, Intchains continued to accumulate ETH and as of February 23, 2026, total ETH held reached 9,070 units.

-	ETH Staking Activities:

○	Completed acquisition of Proof-of-Stake (“PoS”) platform and launched Goldshell staking business:

■	In December 2025, Intchains acquired a Proof-of-Stake (“PoS”) technology platform for $1.3 million and officially launched the commercial operation of its independent PoS platform, Goldshell Stake.
■	Operating as a core business segment under the Goldshell brand, Goldshell Stake provides cryptocurrency staking services for both individual and institutional crypto investors, covering four prominent blockchains: Ethereum (ETH), Avalanche (AVAX), Manta (MANTA), and Conflux (CFX).
■	The launch of Goldshell Stake represents Intchains’ expansion into the blockchain infrastructure service sector, positioning the company for growth in decentralized finance. Leveraging Intchains’ global customer base, Goldshell Stake plans to gradually expand into international markets.
■	With the launch of our staking platform, we have successfully established a closed-loop ecosystem integrating hardware infrastructure (wallets), assets, and software services. This evolution creates a secondary growth engine beyond mining hardware and builds a solid foundation for long-term recurring revenue.

○	In 2026, Intchains expects to accelerate ETH staking activities, through gradually staking the bulk of its ETH treasury holdings on FalconX and Goldshell Stake, to generate incremental returns from idle assets. More specifically:

■	Partnering with FalconX, to generate yield by staking ETH holdings on the FalconX platform, producing interest income through a combination of lending and derivatives-based strategies.
■	Staking on Goldshell Stake platform, supplementing Intchains’ ETH staking activities with Intchains’ own proprietary PoS platform, further diversifying ETH holdings to maximize dual-platform staking returns.

○	As of February 23, 2026, the Company’s total units of ETH used in staking were 2,600. Among the total units of ETH used in staking, 1,000 is staked on the FalconX platform, and 1,600 is staked on its proprietary Goldshell Stake. Furthermore, a total of 1,359 units of ETH were staked on its proprietary Goldshell Stake by third parties.

-	Update on PRC Regulatory Environment. On February 6, 2026, eight PRC governmental bodies, including the People’s Bank of China, jointly issued the “Notice on Further Preventing and Handling Risks Related to Virtual Currencies” (the “Notice”). Among other provisions, the Notice stipulates that mining machine production enterprises are strictly prohibited from providing services such as the sale of mining machines within mainland China. In response to the Notice and to ensure full compliance, the Company is enhancing its internal control policies and undertaking rectification measures. Subsequent to the issuance of the Notice, the Company has ceased accepting new orders from customers in mainland China. The Company’s business model is designed to serve a global user base. Historically, our primary sales markets have consisted of overseas end users as well as domestic channel partners within mainland China whose purchases are primarily for export purposes. While management acknowledges that the cessation of domestic orders and the transition of sales channels will have a certain short-term impact on our operations, the Company plans to actively mitigate this by accelerating the expansion of its overseas sales channels and marketing infrastructure in conjunction with the launch of its new mining products which are scheduled to be launched in the second half of 2026. Consequently, management does not expect the Notice to have a material adverse impact on the Company’s overall business, financial condition, or results of operations in the long term.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “During 2025, we launched multiple innovative industry-leading altcoin mining products, and these new ALEO, Dogecoin, XTM miners, as well as the innovative BYTE dual-miners, have been well-received by the market and contributed to our revenues during the year, with ALEO miners leading strong performance in Q1. As previously disclosed, our 2025 revenues were influenced by overall lower sales of mining machines following the initial surge of ALEO miners. This also had an impact on gross margins as we recorded inventory impairment charges as a result of cyclical volatility of altcoin prices and consequently, demand for mining machines.

While our mining series underwent typical industry price-driven fluctuations, we strategically focused on strengthening our ETH treasury holdings. We advanced our ETH strategy through a dual-initiative approach designed to both optimize ETH accumulation and generate incremental returns on our ETH position. Collaborating with FalconX, we started to generate staking yields. Furthermore, through the launch of our Goldshell Stake platform, we entered into staking operation, diversifying our ETH holdings and further boosting returns. With 9,070 units of ETH in treasury holding and 2,600 units of ETH currently staked in both platforms as of February 23, 2026, we maintain a favorable long-term outlook on the appreciation potential of our ETH treasury, and plan to stake the bulk of our ETH holdings consistently over time to maximize staking yields.”

Mr. Ding continued to comment on 2026 growth strategy, “Our 2026 business strategy remains centered around altcoin mining hardware and ETH strategy enhancements. We expect revenue in the first half of 2026 to be primarily driven by our existing product portfolio. During this period, we intend to continue investing into exploring new innovative altcoin projects and leverage our R&D expertise to support the timely development and iteration of mining machines. Subject to market conditions and development progress, we plan to launch new altcoin mining machines in the second half of 2026. At the same time, we are adopting various cost-savings initiatives designed to improve our overall profitability. Following the divestiture of certain non-core assets and associated workforce reduction, we have restructured the organization to operate with a leaner corporate model and greater operating efficiency, positioning us for continued margin expansion.”

“As a Web3 infrastructure provider, our business is anchored by a leading altcoin hardware platform and complemented by our comprehensive technical capabilities across the blockchain ecosystem. By leveraging our deep experience in developing proprietary technology stacks, encompassing wallet, payment, and staking architectures, we have cultivated the integrated platform capabilities.”

Conference Call Information

The Company will host a conference call to discuss these financial results at 8:00 pm U.S. Eastern Time on Thursday, February 26, 2026 (corresponding to 9:00 am Beijing Time on Friday, February 27, 2026).

Participant Dial-in Numbers:

U.S. & International (Toll)	+1 646-307-1963
China (Toll-Free)	+86 400-030-0308
Hong Kong (Toll-Free)	+852 800-960-994
Singapore	+65 3159-1234

Webcast:

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://edge.media-server.com/mmc/p/ezs9gm6i/, or via the investor relations section of the Company’s website https://ir.intchains.com. For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q4 2025 Financial Results

Revenue

Revenue was RMB36.1 million (US$5.2 million) for Q4 2025, representing a decrease of 51.3% from RMB74.2 million for the same period in 2024. The decrease was primarily due to cyclical fluctuations in the market and softer demand for our products in this period.

Cost of Revenue

Cost of revenue was RMB96.7 million (US$13.8 million) for Q4 2025, representing an increase of 76.7% from RMB54.8 million for the same period of 2024. Cost of revenue for Q4 2025 was impacted by impairment charges recorded against excess inventory of existing altcoin mining machines. Softer market demand led to lower selling prices for our altcoin mining products, resulting in lower gross margins for Q4 2025 compared to the same period in 2024.

Operating Expenses

Total operating expenses were RMB23.1 million (US$3.3 million) for Q4 2025, representing a decrease of 59.0% from RMB56.2 million for the same period of 2024. The decrease was primarily due to lower research and development expenses.

●	Research and development expenses decreased by 71.6% to RMB13.1 million (US$1.9 million) for Q4 2025 from RMB45.9 million for the same period of 2024. The decrease was primarily due to reduced expenses related to preliminary research costs conducted for new altcoin mining projects.
●	Sales and marketing expenses decreased by 26.8% to RMB2.1 million (US$0.3 million) for Q4 2025 from RMB2.9 million for the same period of 2024, primarily driven by decreased personnel-related expenses.
●	General and administrative expenses increased by 8.0% to RMB7.8 million (US$1.1 million) for Q4 2025 from RMB7.2 million for the same period of 2024, primarily due to increased depreciation expenses.

Loss from operations

Loss from operations was RMB83.7 million (US$12.0 million) for Q4 2025, compared to RMB36.8 million for the same period of 2024, primarily attributable to the decrease in revenue and gross profit, partially offset by decreased total operating expenses.

Interest Income

Interest income decreased to RMB2.4 million (US$0.3 million) for Q4 2025 from RMB3.8 million for the same period of 2024, mainly due to net cash used in operating activities.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies resulted in a loss of RMB74.4 million (US$10.6 million) for Q4 2025, compared to a gain of RMB29.2 million for the same period in 2024. The loss for Q4 2025 was primarily a result of a decrease in the price of ETH during Q4 2025.

Other Income, Net

Other income, net was RMB5.3 million (US$0.8 million) for Q4 2025, compared to RMB5.4 million, for the same period of 2024.

Net Income/(Loss)

As a result of the foregoing, we recorded net loss of RMB130.7 million (US$18.7 million) for Q4 2025, compared to net income of RMB12.8 million for the same period of 2024.

Basic and Diluted Net Income/(Loss) Per Ordinary Share

Basic and diluted net loss per ordinary share both were RMB1.08 (US$0.15) for Q4 2025 as compared to net income per ordinary share of RMB0.12 for the same period of 2024.

Non-GAAP Adjusted Net Income/(Loss)

Non-GAAP adjusted net loss was RMB128.5 million (US$18.4 million) for Q4 2025 as compared to non-GAAP adjusted net income of RMB14.8 million for the same period of 2024.

Non-GAAP Basic and Diluted Net Income/(Loss) Per Ordinary Share

Non-GAAP adjusted basic and diluted net loss per ordinary share was RMB1.06 (US$0.15) for Q4 2025 as compared to non-GAAP adjusted basic and diluted net income per ordinary share RMB0.12 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

FY 2025 Financial Results

Revenue

Revenue was RMB220.9 million (US$31.6 million) for FY 2025, representing a decrease of 21.6% from RMB281.8 million for the same period in 2024. The decrease was primarily due to cyclical fluctuations in the market, whereby Intchains’ ALEO mining machine series contributed to increased revenues during the first six months in FY 2025, and overall demand for our products became softer during Q3 and Q4 2025.

Cost of Revenue

Cost of revenue was RMB204.9 million (US$29.3 million) for FY 2025, representing an increase of 57.1% from RMB130.5 million for the same period of 2024. Cost of revenues was impacted by impairment charges recorded against excess inventory of certain altcoin mining machines. Softer market demand in Q3 and Q4 2025 led to lower selling prices for our altcoin mining products, resulting in lower gross margins for FY 2025 compared to the same period in 2024.

Operating Expenses

Total operating expenses were RMB120.6 million (US$17.2 million) for FY 2025, representing a decrease of 18.7% from RMB148.4 million for the same period of 2024. The decrease was primarily due to decreased research and development expenses, partially offset by slightly increased general and administrative expenses.

●	Research and development expenses decreased by 29.4% to RMB77.3 million (US$11.1 million) for FY 2025 from RMB109.4 million for the same period of 2024, primarily due to reduced expenses related to preliminary research costs conducted for new altcoin mining projects.
●	Sales and marketing expenses remained relatively steady at RMB8.8 million (US$1.3 million) and RMB8.5 million, respectively, for the FY 2025 and 2024.
●	General and administrative expenses increased by 13.9% to RMB34.4 million (US$4.9 million) for FY 2025 from RMB30.2 million for the same period of 2024, mainly driven by professional fees and depreciation expenses.

Income/(Loss) from operations

As a result of the foregoing, loss from operations was RMB104.7 million (US$15.0 million) for FY 2025, compared to income from operations of RMB2.9 million for the same period of 2024.

Interest Income

Interest income decreased by 32.2% to RMB11.0 million (US$1.6 million) for FY 2025 from RMB16.2 million for the same period of 2024, mainly due to net cash used in operating activities.

Change in fair value of cryptocurrencies

The change in fair value of cryptocurrencies was a gain of RMB4.8 million (US$0.7 million) for FY 2025, compared to a gain of RMB21.3 million for the same period in 2024. The change in gain was primarily the result of a decrease in the price of ETH during FY 2025 versus a significant increase in the price of ETH during FY 2024, while increase in our holdings of ETH-based cryptocurrencies was 3,124 units during FY2025 versus an increase in holding of approximately 5,642 units during FY 2024.

Other Income, Net

Other income, net, remained steady at RMB8.3 million (US$1.2 million) for FY 2025 and FY 2024.

Net Income/(Loss)

As a result, our net loss was RMB52.0 million (US$7.4 million) for FY 2025, compared to net income of RMB51.5 million for the same period of 2024.

Basic and Diluted Net Income/(Loss) Per Ordinary Share

Basic and diluted net loss per ordinary share were both RMB0.43 (US$0.06) for FY 2025 as compared to net income per ordinary share of RMB0.43 for the same period of 2024.

Non-GAAP Adjusted Net Income/(Loss)

Non-GAAP adjusted net loss was RMB43.4 million (US$6.2 million) for FY 2025 from non-GAAP adjusted net income of RMB60.5 million for the same period of 2024.

Non-GAAP Basic and Diluted Net Income/(Loss) Per Ordinary Share

Non-GAAP adjusted basic and diluted net loss per ordinary share was RMB0.36 (US$0.05) for FY 2025 as compared to non-GAAP adjusted basic and diluted net income per ordinary share of RMB0.50 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

About Intchains Group Limited

Intchains Group Limited focuses on the development of altcoin mining products, the strategic acquisition, holding, and staking of Ethereum-based cryptocurrencies, and the delivery of Web3 infrastructure services through the operation of a Proof-of-Stake cryptocurrency staking platform. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB6.9931 on the last trading day of Q4 2025 (December 31, 2025). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Use of Non-GAAP Financial Measures

In evaluating Company’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in Company’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current Assets：
Cash and cash equivalents	322,252	221,661	31,697
USDC	1,690	665	95
Cryptocurrency, current	30,079	6,035	863
Inventories, net	98,614	52,151	7,458
Prepayments and other current assets, net	69,703	55,063	7,873
Short-term investments	198,562	246,431	35,239
Total current assets	720,900	582,006	83,225
Non-current Assets:
Cryptocurrencies, non-current	148,790	187,607	26,827
Long-term investments	20,569	21,486	3,073
Property, equipment, and software, net	157,065	141,581	20,246
Intangible assets, net	3,552	11,975	1,712
Right-of-use assets	272	1,100	157
Deferred tax assets	28,942	61,289	8,764
Other non-current assets	9,419	8,347	1,194
Total non-current assets	368,609	433,385	61,973
Total assets	1,089,509	1,015,391	145,198
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	14,847	3,025	433
Contract liabilities	37,447	16,462	2,354
Income tax payable	2,023	39	6
Lease liabilities-Current	272	542	77
Provision for warranty	161	380	54
Accrued liabilities and other current liabilities	21,692	22,340	3,194
Total current liabilities	76,442	42,788	6,118
Non-Current Liabilities:
Lease liabilities- Non-current	—	558	80
Total non-current liabilities	—	558	80
Total liabilities	76,442	43,346	6,198
Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 120,081,456 and 121,484,348 shares issued, 120,020,962 and 121,423,854 shares outstanding as of December 31, 2024 and December 31, 2025, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	195,236	211,276	30,212
Statutory reserves	51,762	51,968	7,431
Accumulated other comprehensive income	3,777	(1,246)	(178)
Retained earnings	762,292	710,047	101,535
Total shareholders’ equity	1,013,067	972,045	139,000
Total liabilities and shareholders’ equity	1,089,509	1,015,391	145,198

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended December 31,
	2024	2025
	RMB	RMB	US$
Products revenue	74,177	36,131	5,167
Cost of revenue	(54,752)	(96,730)	(13,832)
Gross profit/(loss)	19,425	(60,599)	(8,665)
Operating expenses:
Research and development expenses	(45,887)	(13,053)	(1,867)
Sales and marketing expenses	(2,897)	(2,122)	(303)
General and administrative expenses	(7,237)	(7,813)	(1,117)
Impairment of long-lived assets	(210)	(74)	(11)
Total operating expenses	(56,231)	(23,062)	(3,298)
Loss from operations	(36,806)	(83,661)	(11,963)
Interest income	3,778	2,412	345
Foreign exchange loss, net	2,264	(1,415)	(202)
Change in fair value of cryptocurrencies	29,228	(74,419)	(10,642)
Other income, net	5,447	5,333	763
Income before income tax expenses	3,911	(151,750)	(21,699)
Income tax benefit	8,870	21,024	3,006
Net income/(loss)	12,781	(130,726)	(18,693)
Foreign currency translation adjustment, net of nil tax	4,127	(2,284)	(327)
Total comprehensive income/(loss)	16,908	(133,010)	(19,020)

Weighted average number of shares used in per share calculation
— Basic	119,980,614	121,423,854	121,423,854
— Diluted	119,998,547	121,423,854	121,423,854
Net income/(loss) per share
— Basic	0.12	(1.08)	(0.15)
— Diluted	0.12	(1.08)	(0.15)

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Year ended December 31,
	2024	2025
	RMB	RMB	US$
Products revenue	281,767	220,864	31,583
Cost of revenue	(130,452)	(204,902)	(29,301)
Gross profit	151,315	15,962	2,282
Operating expenses:
Research and development expenses	(109,443)	(77,296)	(11,053)
Sales and marketing expenses	(8,468)	(8,824)	(1,262)
General and administrative expenses	(30,248)	(34,445)	(4,925)
Impairment of long-lived assets	(210)	(74)	(11)
Total operating expenses	(148,369)	(120,639)	(17,251)
Income/(Loss) from operations	2,946	(104,677)	(14,969)
Interest income	16,235	11,014	1,575
Foreign exchange loss, net	1,382	(3,364)	(481)
Change in fair value of cryptocurrencies	21,322	4,838	692
Other income, net	8,292	8,334	1,191
Income before income tax expenses	50,177	(83,855)	(11,992)
Income tax benefit	1,320	31,816	4,550
Net income/(loss)	51,497	(52,039)	(7,442)
Foreign currency translation adjustment, net of nil tax	1,939	(5,023)	(718)
Total comprehensive income/(loss)	53,436	(57,062)	(8,160)

Weighted average number of shares used in per share calculation
— Basic	119,936,488	120,912,863	120,912,863
— Diluted	120,016,243	120,912,863	120,912,863
Net income/(loss) per share
— Basic	0.43	(0.43)	(0.06)
— Diluted	0.43	(0.43)	(0.06)

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Three Months ended December 31,
	2024	2025
	RMB	RMB	US$
Loss from operations	(36,806)	(83,661)	(11,963)
Add:
Share-based compensation expense	1,993	2,223	318
Non-GAAP adjusted operating loss	(34,813)	(81,438)	(11,645)
Net income/(loss)	12,781	(130,726)	(18,693)
Add:
Share-based compensation expense	1,993	2,223	318
Non-GAAP adjusted net income/(loss)	14,774	(128,503)	(18,375)

Non-GAAP adjusted net income/(loss) per share
— Basic	0.12	(1.06)	(0.15)
— Diluted	0.12	(1.06)	(0.15)

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Year ended December 31,
	2024	2025
	RMB	RMB	US$
Income/(Loss) from operations	2,946	(104,677)	(14,969)
Add:
Share-based compensation expense	8,974	8,650	1,237
Non-GAAP adjusted operating income/(loss)	11,920	(96,027)	(13,732)
Net income/(loss)	51,497	(52,039)	(7,442)
Add:
Share-based compensation expense	8,974	8,650	1,237
Non-GAAP adjusted net income/(loss)	60,471	(43,389)	(6,205)

Non-GAAP adjusted net income/(loss) per share
— Basic	0.50	(0.36)	(0.05)
— Diluted	0.50	(0.36)	(0.05)

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter	Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency	Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)	Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)	Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)	Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit	USD	USD	USD	USD	USD	USD	USD	USD
	ETH	8,150	21,226,137	2,604	2,620	21,353,000	4,759	38,785,850	2,982	24,303,300
	ETH-Coinbase Staked	676	1,954,713	2,892	2,892	1,954,992	5,231	3,536,156	3,332	2,252,432
December 31, 2025	Bitcoin	1.44	149,486	103,810	80,525	115,956	126,296	181,866	87,584	126,121
	USDT&USDC	953,186	953,201	1	1	934,596	1	1,014,137	1	953,186
	Others	Multiple *	64,736	Multiple *	Multiple *	10,703	Multiple *	25,686	Multiple *	12,783
	Total		24,348,273			24,369,247		43,543,695		27,647,822

	ETH	8,143	21,199,747	2,603	2,373	19,323,339	4,956	40,356,708	4,146	33,760,878
	ETH-Coinbase Staked	676	1,954,713	2,892	2,617	1,769,092	5,444	3,680,144	4,778	3,229,928
September 30, 2025	Bitcoin	0.73	75,406	103,296	105,120	76,738	124,533	90,909	114,068	83,270
	USDT&USDC	233,919	233,919	1	1	233,919	1	233,919	1	233,919
	Others	Multiple *	64,736	Multiple *	Multiple *	16,485	Multiple *	31,184	Multiple *	22,238
	Total		23,528,521			21,419,573		44,392,864		37,330,233

	ETH	8,140	21,186,437	2,603	1,385	11,273,900	2,879	23,435,060	2,475	20,146,500
	ETH-Coinbase Staked	676	1,954,713	2,892	1,521	1,028,196	3,172	2,144,272	2,725	1,842,100
June 30, 2025	Bitcoin	0.25	22,228	88,912	74,421	18,605	112,000	28,000	107,607	26,902
	USDT&USDC	1,088,040	1,091,633	1	1	1,098,861	1	1,077,659	1	1,088,312
	Others	Multiple *	64,321	Multiple *	Multiple *	13,524	Multiple *	24,183	Multiple *	16,606
	Total		24,319,332			13,433,086		26,709,174		23,120,420

	ETH	6,347	18,031,664	2,841	1,754	11,132,638	3,746	23,775,862	1,842	11,691,174
	ETH-Coinbase Staked	676	1,954,713	2,892	1,914	1,293,864	4,065	2,747,940	2,017	1,363,492
March 31, 2025	Bitcoin	12.66	946,882	74,793	76,555	969,186	109,358	1,384,472	83,416	1,056,047
	USDT&USDC	2,108,065	2,111,681	1	1	2,091,378	1	2,124,947	1	2,107,951
	Others	Multiple *	84,283	Multiple *	Multiple *	33,817	Multiple *	94,121	Multiple *	37,553
	Total		23,129,223			15,520,883		30,127,342		16,256,217

	ETH	5,075	15,102,524	2,976	2,309	11,718,175	4,109	20,853,175	3,414	17,326,050
	ETH-Coinbase Staked	627	1,800,713	2,872	2,487	1,559,349	4,450	2,790,150	3,701	2,320,527
December 31, 2024	Bitcoin	10.29	720,567	70,026	58,864	605,711	108,389	1,115,323	95,285	980,483
	USDT&USDC	4,425,484	4,428,159	1	1	4,384,335	1	4,469,357	1	4,419,574
	Others	Multiple *	78,298	Multiple *	Multiple *	30,694	Multiple *	101,589	Multiple *	69,389
	Total		22,130,261			18,298,264		29,329,594		25,116,023

	ETH	3,522	10,115,116	2,872	2,116	7,452,552	3,563	12,548,886	2,596	9,143,112
	ETH-Coinbase Staked	627	1,800,713	2,872	2,290	1,435,830	3,926	2,461,602	2,807	1,759,989
September 30, 2024	Bitcoin	8.47	549,364	64,860	49,050	415,454	70,000	592,900	63,552	538,285
	USDT&USDC	9,847,687	9,849,266	1	1	9,814,682	1	9,857,395	1	9,845,929
	Others	Multiple *	105,405	Multiple *	Multiple *	36,415	Multiple *	72,441	Multiple *	53,661
	Total		22,419,864			19,154,933		25,533,224		21,340,976

	ETH	1,937	6,179,744	3,190	2,814	5,450,718	3,974	7,697,638	3,394	6,574,178
	ETH-Coinbase Staked	480	1,301,108	2,711	2,954	1,417,920	4,243	2,036,640	3,645	1,749,600
June 30, 2024	Bitcoin	3.95	265,883	67,312	56,500	223,175	72,777	287,469	61,613	243,371
	USDT&USDC	10,422,648	10,423,276	1	1	10,386,315	1	10,458,980	1	10,404,063
	Others	Multiple *	107,484	Multiple *	Multiple *	54,226	Multiple *	122,435	Multiple *	64,202
	Total		18,277,495			17,532,354		20,603,162		19,035,414

	ETH	346	999,180	2,888	2,100	726,600	4,094	1,416,524	3,618	1,251,828
	ETH-Coinbase Staked	479	1,297,687	2,709	2,236	1,071,044	4,341	2,079,339	3,842	1,840,318
March 31,2024	Bitcoin	0.67	44,995	67,157	38,501	25,796	73,836	49,470	70,407	47,173
	USDT&USDC	99,583	99,583	1	1	99,583	1	99,583	1	99,583
	Others	Multiple *	81,571	Multiple *	Multiple *	67,814	Multiple *	124,481	Multiple *	91,346
	Total		2,523,016			1,990,837		3,769,397		3,330,248